Exhibit 12.1

Alpha Natural Resources, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands except ratio)

	Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income (loss) before income taxes	(1,330,048)	$(2,987,144)	$(766,448)	$101,436	$33,784
Adjustments:
Fixed charges	301,750	225,575	178,229	83,184	92,732
Income from equity investees	22,549	2,616	1,268	1,706	189
Amortization of capitalized interest	347	139	107	106	137
Capitalized interest	—	(1,194)	(1,925)	(2,152)	(492)
	$(1,005,402)	$(2,760,008)	$(588,769)	$184,280	$126,350

Fixed Charges:
Interest expense	$246,589	$198,147	$141,914	$73,463	$82,825
(Gain) loss on early extinguishment of debt	40,465	(773)	10,026	1,349	5,641
Portion of rental expense representative of interest	14,696	27,007	24,364	6,220	3,774
Capitalized interest	—	1,194	1,925	2,152	492
	$301,750	$225,575	$178,229	$83,184	$92,732

Ratio of earnings to fixed charges	N/A (1)	N/A (1)	N/A (1)	2.22	1.36

(1)
The ratio of earnings to fixed charges was less than one-to-one for the years ended December 31, 2013 and 2012. Additional earnings of $1,307,151 and $2,985,583, respectively, would be needed to have a one-to-one ratio of earnings to fixed charges.